EX-99.77M

On September 18, 2009, the net assets of Calvert High Yield Bond Fund, a series of Summit Mutual Funds, Inc. (“SMF Calvert High Yield Bond Fund”), merged via a tax-free reorganization into Calvert High Yield Bond Fund, a series of The Calvert Fund.   The Boards for both Funds approved the merger, and the shareholders of SMF Calvert High Yield Bond Fund approved the transaction on August 21, 2009.

On September 18, 2009, the net assets of Calvert Short-Term Government Fund, a series of Summit Mutual Funds, Inc. (“SMF Calvert Short-Term Government Fund”), merged via a tax-free reorganization into Calvert Short-Term Government Fund, a series of The Calvert Fund.   The Boards for both Funds approved the merger, and the shareholders of SMF Calvert Short-Term Government Fund approved the transaction on August 21, 2009.